Exhibit 99.2

QIWI Appoints Chief Financial Officer

NICOSIA, CYPRUS – November 19, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced the appointment of Pavel Korzh as Chief Financial Officer effective December 1, 2020. As Chief Financial Officer, Mr. Korzh will take over the responsibilities of interim CFO Varvara Kiseleva and report directly to CEO of the Group, Mr. Boris Kim. Ms. Varvara Kiseleva will continue to serve as Deputy CFO for Corporate Finance.

Mr. Korzh has over 20 years of experience in corporate and operational finance. He has joined QIWI in August 2020 as a CFO of QIWI Bank. Before joining QIWI, Mr Korzh worked as a CFO at Ozon, a leading E-Commerce company in Russia and Wikimart, an online marketplace. Previously he worked as a Director of Treasury and Corporate Finance and Director of Financial Reporting at CTC Media and held various positions at PricewaterhouseCoopers.

Mr. Korzh graduated from Moscow State Institute of International Relations (MGIMO University) in 1996 with a degree in International Economic Relations.

“Pavel has held several financial leadership roles prior to joining QIWI. I’m convinced that his extensive experience in finance and clear focus on delivering results will be extremely helpful to QIWI in supporting our growth and execution of our strategy,” commented Mr. Boris Kim, QIWI’s Chief Executive Officer and Director. “I am confident that his expertise will be valuable to us and I am pleased to welcome Pavel as part of our team.”

“I am looking forward to becoming a part of QIWI team and leading QIWI’s finance function to contribute to Group success as the Company develops. I like to analyze data and processes to generate ideas which could improve the economics of the business. I’m looking forward to supporting the Company in reaching its key objectives and creating value for the stakeholders,” stated Mr. Korzh.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 19.7 million virtual wallets, over 117,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 145 billion cash and electronic payments monthly connecting over 32 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com